

June 16, 2010

Mr. Kevin C. Berryman
EVP and CFO
International Flavors & Fragrances Inc.
521 West 57th Street
New York, New York 10019

> **Re:** **International Flavors & Fragrances Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Form 8-K Filed February 9, 2010**
> **Definitive Proxy Statement Filed March 9, 2010**
> **File No. 1-4858**

Dear Mr. Berryman:

We have reviewed your response letter dated May 28, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2009</u>

<u>Exhibit 23 - Consent of Independent Registered Public Accounting Firm</u>

1. We note your response to prior comment 7. Item 601(b)(23)(ii) of Regulation S-K requires a signed consent to be filed as an exhibit to the Form 10-K. Please file an

amendment to your Form 10-K which includes the signed consent from
PricewaterhouseCoopers LLP.

Form 8-K Filed February 9, 2010

Exhibit 99.1

2. We note your response to prior comment 8. You believe that your presentation
    provides important clarifying information. Particular non-GAAP adjustments may
    impact a number of GAAP items and you believe that your current presentation
    provides that information in a clear and easily followed manner. It appears that your
    objectives could be achieved and similar clarifying information could be provided
    without presenting full non-GAAP income statements. For example, summarized
    income statement information could be presented rather than full income statements.
    As stated in Compliance and Disclosures Interpretation 102.10, which is available on
    our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, it is
    generally not appropriate to present a full non-GAAP income statement as it may
    attach undue prominence to the non-GAAP information. Please show us how you
    will revise your future Form 8-K filings to provide relevant information to investors
    without providing full non-GAAP income statements.

        You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Craig
Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal
matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202)
551-3769 if you have questions regarding comments on the financial statements and
related matters.

                                                Sincerely,

                                                Rufus Decker
                                                Accounting Branch Chief